Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the years ended December 31, 2009 and 2008, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law. The actual results may differ materially from those contained in any forward-looking statements.

This management discussion and analysis of financial condition and results of operations has been prepared as at March 10, 2010.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-ofcare setting can rapidly obtain important diagnostic information. Response Biomedical currently has thirteen tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company currently has sales and marketing partnerships with Roche Diagnostics (“Roche”) to market the Company’s line of cardiovascular point-of-care tests, 3M Company (“3M”) for its infectious disease products, Shionogi & Co., Ltd. (“Shionogi”) to market its B-type natriuretic peptide (“BNP”) test in Japan and O&D Biotech Co., Ltd China (“O&D”) for co-branded RAMP® cardiac products. In February 2010, the Company announced that it added a second partner, Guangzhou Wondfo Biotech Co., Ltd. (“Wondfo”) in China to sell the Company’s diagnostic products. Response Biomedical is also pursuing other clinical diagnostic players with interests in applications beyond infectious diseases and cardiac markers as well as expanding partnership opportunities into new international territories with existing products.

In 2009, Response Biomedical recognized the strongest year of reported revenues. The Company’s success in 2009 was driven, in great part, by Roche and 3M, as they continued to recognize achievements in the U.S. market. Shionogi in Japan has shown steady year-over-year growth and the Company has seen impressive sales revenues through strong international distributors, such as O&D in China. In the coming years, the Company expects to realize continued year-over-year revenue growth with fluctuations in quarterly revenues due to the variability in sales of readers versus test kits as well as the timing of additional new international distributors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s revenues by product and service market segment were as follows:

Total revenue for the year ended December 31, 2009 increased 69% to $9,946,269 compared to $5,876,337 in 2008.

Clinical products revenue for the year ended December 31, 2009 increased 85% to $6,828,651 compared to $3,683,706 in 2008.

Vector products (West Nile Virus) revenue for the year ended December 31, 2009 increased 12% to $806,417 compared to $721,117 in 2008.

Biodefense products revenue for the year ended December 31, 2009 increased 5% to $517,981 compared to $495,018 in 2008.

Contract service fees and revenue from collaborative research arrangements for the year ended December 31, 2009 increased 84% to $1,793,220 compared to $976,496 in 2008.

As at December 31, 2009, the Company had $5,073,471 in cash and cash equivalents, an increase of $2,818,819 compared to $2,254,652 as at December 31, 2008. As at December 31, 2009 the Company had a working capital balance of $6,998,529, an increase of $4,051,741 compared to $2,946,788 as at December 31, 2008.

During the year ended December 31, 2009, the Company received net proceeds of $11,392,232 from the issuance of common shares and purchase warrants through a public offering.

2009 Key Operational Milestones:

⃞

On February 12, 2009, the Company announced that Roche Diagnostics agreed to fund two new projects aimed at improving the commercial success of the Response cardiovascular line of products. The first project approved for funding was to complete a submission for a CLIA-waiver for the RAMP® NT-proBNP assay. The second project was for the development of a next-generation Troponin I (TnI) assay.

⃞	On March 26, 2009, the Company announced that it signed a collaboration/grant with Foundation for Innovative New Diagnostics (“FIND”) to start developing a rapid point-ofcare tuberculosis diagnostic assay. The first phase of this collaboration grant was a feasibility study. If successful, a second phase may follow and involve testing optimized assays on non-infectious samples at Response Biomedical.

⃞	On April 28, 2009, the Company announced that it had filed a U.S. Food and Drug Administration (FDA) 510(k) submission seeking clearance to market its Respiratory Syncytial Virus (RSV) test.

⃞	On July 29, 2009, the Company announced that it received U.S. Food and Drug Administration (FDA) 510(k) clearance to market a rapid Respiratory Syncytial Virus (RSV) test. The test, manufactured by Response Biomedical runs on the RAMP® 200 Reader and will be marketed and sold by 3M Health care as the 3M‘ Rapid Detection RSV Test.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

⃞	On October 22, 2009, the Company announced that it received a U.S. Food and Drug Administration (FDA) 510(k) clearance for an update to the Company’s RAMP Influenza A/B Assay Package Insert to include analytical reactivity information for a strain of the 2009 H1N1 virus cultured from positive respiratory specimens.

⃞	On December 21, 2009, the Company announced that it received a notice of allowance from the U.S. Patent and Trademark office (USPTO) for a continuation of the patent entitled “Sensitive Immunochrmatographic Assay”, referred to as the “Fong Patent”

Subsequent to the end of the year, on January 6, 2010, the Company announced that it received a Notice of Allowance from the European Patent Office for the Patent entitled “Sensitive Immunochromatographic Assay” referred to as the “Fong Patent”. This critical patent protects key aspects of the Company’s lateral flow immunoassays conducted with the proprietary Ramp testing platform.

In addition, on February 1, 2010, the Company announced that it signed a second partnership in China, with Guangzhou Wondfo Biotech Co. Ltd, to sell the Company’s diagnostic products, expanding its strategic presence in the global market.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Areas of significant estimates include stock-based compensation expense, the estimated life of property, plant and equipment, recoverability of long-lived assets, provisions for inventory obsolescence, multiple deliverable arrangements, valuation allowance on future income tax assets, provisions for sales returns and allowances and allowance for bad debt. Actual results could differ from those estimates.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at and for the years ended December 31, 2009 and 2008, except for changes in accounting policies as noted below. The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2009 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue Recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectability is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are directly linked to specific milestones are deferred and amortized into income as services are rendered. Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are not directly linked to specific milestones are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Research and Development Costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

Deferred Lease Inducements

Lease inducements arising from rent free inducements, non-repayable leasehold improvement allowances and repayable leasehold improvement allowances received from the landlord are being amortized over the term of the lease on a straight-line basis.

Stock-Based Compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 10[c] to the audited consolidated financial statements as at and for the years ended December 31, 2009 and 2008.

The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards to employees that were granted, modified or settled since January 1, 2003. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

As per ASC Topic 718 - Compensation - Stock Compensation, the Company is required to record stock option expense as a percentage of option contracts estimated to be forfeited. The Company estimates forfeitures based on a number of factors and reviews these assumptions annually. Changes to these assumptions could result in additional stock-based compensation expense in the current and subsequent periods.

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENT

CHANGES IN ACCOUNTING POLICIES Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3064 - “Goodwill and Intangible Assets”. This section replaces existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development”. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The impact of this change in accounting policy on prior periods is as follows:

Years ended December 31,	2008	2007
	$	$

Consolidated Balance Sheets

Decrease in property, plant and equipment	(114,297)	(124,070)
Increase in intangible assets	114,297	124,070

Consolidated Statement of Cash Flows

Decrease in acquisition of property, plant and equipment	(59,926)	(70,309)
Increase in acquistion of intangible assets	59,926	70,309

The following table outlines the restated amounts included in intangible assets:

		Accumulated	Net book
	Cost	Amortization	Value
	$	$	$
December 31, 2009
Computer software	343,617	230,049	113,568

December 31, 2008
Computer software	329,713	215,416	114,297

December 31, 2007
Computer software	269,787	145,718	124,070

Financial Instruments

The CICA issued Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation to enhance the disclosure requirements and carrying forward unchanged the presentation requirements pertaining to the nature and extent of risks arising from financial instruments and how those risks are managed. These standards were adopted by the Company in 2008, with no impact on the recognition of measurement of the Company’s financial instruments.

In June 2009, the CICA issued amendments to Section 3862 – Financial Instruments – Disclosures to expand the disclosures required in respect of fair value measurements recognized in financial statements. For the purpose of these expanded disclosures, a three-level hierarchy has been introduced as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices or indirectly (i.e. derived from prices);

Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

International Financial Reporting Standards (“IFRS”)

In 2005, the Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles are to be converged with IFRS.  On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011, with appropriate comparative data from the prior year.  The Company’s first IFRS financial statements will be its interim financial statements for the first quarter of 2011 with an opening balance sheet date of January 1, 2010, which will require restatement of comparative information presented.

Under IFRS, there is significantly more disclosure required.  In addition, while IFRS uses a conceptual framework similar to Canadian GAAP, the conversion to IFRS will impact the Company’s accounting policies, internal control over financial reporting, and disclosure controls and procedures.

The Company has commenced its process for conversion to IFRS with regular progress reporting to the Audit Committee.  To date, the Company has completed the scoping phase to conversion and has identified key areas where changes in accounting policies are expected to have an impact on the Company’s consolidated financial statements.  The following list is not exhaustive and should not be regarded as complete as it is only intended to highlight areas that may have the most significant impact on the financial statements of the Company:

●	Presentation of Financial Statements
●	Property Plant and Equipment
●	Impairment of Long Lived Assets
●	Revenue Recognition
●	Provisions
●	Related Parties
●	Leases
●	Stock Based Compensation

The quantification of the impact from differences that may arise will be addressed as part of the Company’s phases 2 and 3, which are ongoing. During these phases the Company will select its IFRS accounting policies, will determine which transitional exemptions will be applied, will quantify financial statement impacts and will culminate with the preparation of shell financial statements. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for controls and procedures. Phase 4 will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond.

The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway. The Company’s conversion process includes monitoring actual and anticipated changes to IFRS standards and related rules and regulations and assessing the impacts of these changes on the Company and its reporting, including expected dates of when such impacts are effective.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

For the years ended December 31, 2009 and 2008: Revenue and Cost of Sales

Total revenue for the year ended December 31, 2009 increased 69% to $9,946,269 compared to $5,876,337 in 2008.

Revenues from product sales for the year ended December 31, 2009 increased 66% to $8,153,049 compared to $4,899,841 in 2008.

Clinical products revenue for the year ended December 31, 2009 increased 85% to $6,828,651 compared to $3,683,706 in 2008. This increase is a result of Roche Diagnostics’ launch of the Company’s cardiac products in the U.S., increased penetration of co-branded RAMP® products by a distributor in the Chinese marketplace, as well as an increase in demand from other existing distributors and marketing partners. In the long-term, the Company expects clinical products revenue to increase as recently launched products penetrate the marketplace. In the short term, the clinical products revenue may fluctuate depending on the timing of orders from its distributors and marketing partners.

Vector products (West Nile Virus) revenue for the year ended December 31, 2009 increased 12% to $806,417 compared to $721,117 in 2008. This increase is primarily due to the variability in timing of shipments to distributors. In the future, the Company expects the sale of West Nile Virus products to fluctuate at varying levels.

Biodefense products revenue for the year ended December 31, 2009 increased 5% to $517,981 compared to $495,018 in 2008. The increase is primarily due to timing of shipments. In the future, the Company expects the sale of Biodefense products to continue at similar levels.

Contract service fees and revenue from collaborative research arrangements for the year ended December 31, 2009 increased 84% to $1,793,220 compared to $976,496 in 2008. The increase is due to a greater number of collaborative research arrangements funded by its development partners compared to the same period in 2008. In the future, the Company expects fluctuations in contract service revenue as a result of the timing of the performance of services required to recognize service revenue.

Cost of sales for the year ended December 31, 2009 increased 52% to $7,933,704 compared to $5,227,156 in 2008. Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and stock-based compensation related to the granting of stock options to employees engaged in manufacturing activities. The increase is primarily due to the increase in product sales for the year.

Overall gross margin from product sales for the year ended December 31, 2009 was positive 3% compared to negative 7% in 2008. The increase in gross margin is primarily due to an increase in test sales volume resulting in lower per unit overhead charges partially offset by increased facility costs and amortization expense for manufacturing equipment put into service in 2009 as a result of the Company’s scale up efforts. In the short-term, the Company continues to expect variation in gross margin depending on product mix and test sales volumes. In the longer-term the Company expects improved gross margins as sales volumes continue to increase.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Expenses

Research and development expenditures for the year ended December 31, 2009 decreased 17% to $5,635,692 from $6,776,691 in 2008. The decrease is due to reduced expenditures in 2009 as a result of the completion of development of the Ramp 200 reader in 2008 totaling $892,000, reduced professional fees, primarily related to clinical trials, in the amount of $259,000 and lower payroll costs totaling $83,000 as a result of reductions in incentive compensation. The decrease is partially offset by additional amortization costs of $69,000 for an increased asset base and additional stock based compensation expense of $28,000 primarily due to the year-end true up adjustment relating to forfeiture rates.

General and administrative expenditures for the year ended December 31, 2009 decreased 26% to $3,299,042 from $4,451,224 in 2008. The decrease is due to reduced payroll costs of $416,000 as a result of reductions in staff, incentive compensation and recruiting fees, a strategic management fee of $250,000 incurred in 2008, $Nil for 2009, for services provided by a non-management member of the Board of Directors, reduced allocations for rent and facility overhead charges totaling $435,000 and reduced audit and other fee accruals totaling $249,000. The decrease is partially offset by additional stock based compensation expense of $277,000 primarily due to the year-end true up adjustment relating to forfeiture rates and increased legal fees of $45,000 for general corporate matters.

Marketing and business development expenditures for the year ended December 31, 2009 decreased 31% to $1,668,220 from $2,425,673 in 2008. The decrease is due to reduced payroll costs of $495,000 as a result of reductions in staff, bonuses and incentive compensation, reduced travel and conference fees totaling $104,000 as a result of fewer direct sales staff in North America and a greater reliance on partner efforts, lower selling expenses of $74,000 as a result of reduced promotional activities and lower legal fees in the amount of $41,000 related to business development requirements. The decrease is partially offset by an increase in professional fees totaling $83,000 mainly as a result of consultants hired for business development activities.

Other Income/Expenses

For the year ended December 31, 2009, interest expense amounted to $857,731 compared to $785,790 in 2008. The increase is due to the interest portion on the repayment of the repayable leasehold improvement allowance related to the facility lease agreement.

During the year ended December 31, 2009, the Company earned interest income of $9,016 compared to $119,905 in 2008. The decrease is as a result of lower average funds on deposit and declining interest rates.

During the year ended December 31, 2009, the Company had a foreign exchange loss of $104,427 as compared to a foreign exchange gain of $6,113 in 2008. Foreign exchange gains and losses are largely due to US dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the fluctuations in the value of the US dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Bank of Canada website for the last business day of each month. The exchange rate as at December 31, 2009 was $0.95 15 US per CDN dollar [December 31, 2008 - $0.8170, December 31, 2007 - $1.012]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Loss

For the year ended December 31, 2009 the Company reported a loss of $9,543,531 or $0.04 per share compared to a loss of $13,663,656 or $0.10 per share in 2008. The decrease in the loss of 30% for the year compared to the same period in 2008 is primarily due to a strategic business decision to reduce operating expenses across all departments, higher gross profit on product sales, higher contract service fee and revenues from collaborative research arrangements.

SELECTED ANNUAL INFORMATION FOR 2009, 2008, AND 2007

The following table sets forth consolidated financial data for the Company’s last three fiscal years:

	2009	2008	2007
	$	$	$
Product Revenue	8,153,049	4,899,841	3,557,244
Cost of Sales	7,933,704	5,227,156	3,201,626
Gross Profit	219,345	(327,315)	355,618
Gross Margin on Product Sales	3%	-7%	10%
Services Revenue	1,793,220	976,496	526,872
Total Revenue	9,946,269	5,876,337	4,084,116
Expenses	10,602,954	13,653,588	14,654,574
Loss for the Year	9,543,531	13,663,656	13,901,041
Loss per Share – Basic and Diluted	0.04	0.10	0.12
Total Assets	21,464,196	19,394,907	17,938,351
Total Long-Term Obligations (1)	9,123,132	9,558,668	2,941,295

(1)The long-term obligation balance in 2009, 2008 and 2007 represents the lease inducements recorded as a result of the Company’s 15 year facility lease agreement as described in note 8 to the consolidated financial statements as at December 31, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the eight quarters ended December 31, 2009.

	2009	2009	2009	2009	2008	2008	2008	2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Product Revenue	1,856,901	1,949,377	2,067,194	2,279,577	1,584,474	1,371,958	845,923	1,097,486
Cost of Sales	1,905,877	2,058,063	2,040,993	1,928,771	1,733,303	1,660,071	832,453	1,001,329
Gross Profit (Loss)	(48,976)	(108,686)	26,201	350,806	(148,829)	(288,113)	13,470	96,157
Gross Margin on
Product Sales	-3%	-6%	1%	15%	-9%	-21%	2%	9%
Services Revenue	594,029	98,146	668,221	432,824	650,097	99,172	151,592	75,635
Total Revenue	2,450,930	2,047,523	2,735,415	2,712,401	2,234,571	1,471,130	997,515	1,173,121
Expenses	3,050,398	2,813,196	2,413,024	2,326,336	3,016,756	3,294,694	3,686,024	3,656,114
Loss for the Period	2,735,908	3,177,221	1,898,987	1,731,415	2,694,449	3,684,602	3,740,494	3,544,111
Loss per Share –
Basic and Diluted	0.01	0.01	0.01	0.01	0.02	0.03	0.03	0.03
Total Assets	21,464,196	23,451,278	26,829,265	17,950,788	19,394,907	17,823,547	21,553,341	25,187,741
■	The timing of clinical product orders from the Company’s marketing partners and distributors;
■	Additional revenues from the launch of cardiac products by Roche Diagnostics in the U.S. in first quarter of 2009;
■	The timing of significant biodefense system orders;
■	Seasonality related to the demand for Influenza A+B products; and
■	Seasonality related to the demand for RAMP West Nile Virus products as well as significant penetration of this market.

Quarter to quarter variability in contract service fees and revenue from collaborative research arrangements is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The quarter to quarter fluctuations in losses reported are primarily the result of the variability of gross margins on product sales resulting from changes in product mix, charges incurred due to the scale up and automation of the Company’s manufacturing operations, variability in expenses across all departments, the timing of recognition of contract service fees and revenues from collaborative research arrangements, fluctuations in interest income and foreign exchange gains or losses.

FOURTH QUARTER

Total revenue for the quarter ended December 31, 2009 increased to $2,450,930 from $2,234,571 compared to the quarter ended December 31, 2008, an increase of 10%.  Product sales revenue for the quarter ended December 31, 2009 increased to $1,856,901 from $1,584,474 for the same period in 2008, an increase of 17%.  The increase is the result of increased tests sales for replenishment of distributor orders.  Contract service fees and revenue from collaborative research arrangements for the quarter ended December 31, 2009 decreased by 9% to $594,029 from $650,097 for the same period in 2008.  This decrease is due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross profit margin from product sales for the quarter ended December 31, 2009 improved to negative 3% from negative 9% for the same period in 2008. This increase is due to an increase in test sales volume resulting in lower per unit overhead charges partially offset by increased facility costs and amortization expense for manufacturing equipment put into service in 2009 as a result of the Company’s scale up efforts.

Research and development expenditures for the quarter ended December 31, 2009 increased 10% to $1,423,959 from $1,293,576 compared to the same period in 2008. The increase is due to higher allocations of facility related overhead expenses totaling $49,000, increased product support and development expenditures of $26,000 primarily related to clinical trial expenses, increased insurance and license fees of $26,000 and additional stock based compensation expense of $20,000 as a result of a year-end true up adjustment relating to forfeiture rates.

General and administrative expenditures for the quarter ended December 31, 2009 decreased 6% to $1,135,934 from $1,207,441 compared to the same period in 2008. The decrease is due to reduced payroll costs of $242,000 as a result of reductions in staff, bonuses and incentive compensation, lower administrative expenses totaling $66,000 due to the timing of audit fee accruals, lower amortization expense of $39,000 as a result of some assets being fully amortized, reduced travel costs of $10,000 primarily due to continued cost control measures. The decrease is partially offset by an increase in stock based compensation expense of $268,000 as a result of a year-end true up adjustment relating to forfeiture rates and professional fees totaling $18,000 primarily related to investor relations activities.

Marketing and business development expenditures for the quarter ended December 31, 2009 decreased 5% to $490,505 from $514,216 compared to the same period in 2008. The decrease is due to reduced payroll costs of $61,000 as a result of reductions in staff, bonuses and incentive compensation and lower selling expenses totaling $13,000 primarily due a reduction in promotional activities. The decrease is partially offset by an increase in professional fees totaling $38,000 primarily as a result of consultants hired for business development activities and increased travel expenses of $14,000 primarily as a result of international travel activities.

Other Income/Expenses

For the quarter ended December 31, 2009, interest expense amounted to $203,225 compared to $201,725 in 2008. This expense relates to the interest portion on the repayment of the repayable leasehold improvement allowance for the facility lease agreement.

During the quarter ended December 31, 2009, the Company earned interest income of $758 compared to $16,592 in 2008. The decrease is as a result of lower average funds on deposit and lower interest rates.

During the quarter ended December 31, 2009, the Company had a foreign exchange loss of $28,096 compared to a foreign exchange gain of $5,649 in 2008. Foreign exchange gains and losses are largely due to US dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the fluctuations in the value of the US dollar as compared to the Canadian dollar.

Total assets as at December 31, 2009 increased to $21,464,196 from $19,394,907 as at December 31, 2008, an increase of 11%. This increase is primarily due to an increase in cash and cash equivalents of $2,818,819 and trade receivables in the amount of $1,068,095 from increased sales. This increase is partially offset by a decrease in property plant and equipment of $1,356,090 primarily representing amortization on assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of December 31, 2009, the Company has raised approximately $89 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

As at December 31, 2009, the Company had a working capital balance of $6,998,529, an increase of $4,051,741 compared to $2,946,788 as at December 31, 2008. Commencing in the fourth quarter of 2008, the Company took measures to reduce operating expenses and its net use of cash, however depending on the ramp up of sales by the Company’s partners; requirements for working capital may increase. For the year ended December 31, 2009, the Company relied primarily on proceeds from the issuance of common shares through a public offering, cash on hand, cash generated from gross margin on product sale and prepayments relating to contract service fees and revenues from collaborative research arrangements to fund its expenditures.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. For the year ended December 31, 2009, the Company reported a loss of $9,543,531 compared to a loss of $13,663,656 for the prior year. The Company has incurred significant losses to date and as at December 31, 2009 had an accumulated deficit of $90,700,310 and has not generated positive cash flow from operations, accordingly, there is significant uncertainty about the Company’s ability to continue as a going concern.

Management has been able, thus far, to finance the operations through a series of debt and equity financings. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the years presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. See “Risks and Uncertainties”.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at December 31, 2009, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	1 Year	2 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
Equipment Operating Leases	68,040	30,240	37,800	-	-
License Fees	77,000	11,000	33,000	22,000	11,000
Equipment	4,500	4,500	-	-	-
Repayable Leasehold Allowance	13,891,175	1,061,746	2,123,492	2,123,492	8,582,446
Facility Sublease	14,504,822	861,549	1,824,375	1,971,572	9,847,327
Total	28,545,536	1,969,035	4,018,666	4,117,063	18,440,772

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure. OUTSTANDING SHARE CAPITAL

As at December 31, 2009 there were 254,672,008 common shares issued and outstanding for a total of $89,084,660 in share capital, 10,731,325 (of which 2,732,369 are exercisable at a weighted-average exercise price of $0.69 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.59 per share, 2,191,917 common shares reserved for future grant or issuance under the Company’s stock option plan and 61,698,334 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.24 per share.

As at March 10, 2010 there were 254,674,708 common shares issued and outstanding, 10,165,513 (of which 3,007,436 are exercisable at a weighted-average exercise price of $0.69 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.59 per share, with 2,755,029 common shares reserved for future grant or issuance under the Company’s stock option plan and 61,698,334 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.24 per share.

TRANSACTIONS WITH RELATED PARTIES

The following expenses were incurred by the Company for services provided by directors or companies related to or under their control:

	2009	2008	2007
	$	$	$
General and administrative
Strategic consulting services	-	250,000	250,000
Directors’ fees	84,000	87,000	-
Legal fees	175,888	29,477	41,456
	259,888	366,477	41,456

For the year ended December 31, 2009, strategic consulting service fees in the amount of $250,000 were not incurred by the Company for extraordinary services provided by a non-management member of the Board of Directors. In the second quarter of 2009, $250,000 was paid by the Company for extraordinary services provided in 2008 by a non management member of the Board of Directors.

For the year ended December 31, 2009, directors’ fees totaling $84,000 were incurred by the Company for routine services provided by non-management members of the Board of Directors [2008 - $87,000; 2007 - $Nil]. As at December 31, 2009, $21,000 remained outstanding and was included in the balance of accrued and other liabilities. During the year the Company paid $150,000 to directors for amounts previously accrued.

The Company retains a law firm where a corporate partner is a non-management member of the Board of Directors. For the year ended December 31, 2009, the Company incurred legal expenses from this law firm totaling $175,888 [2008 - $29,477; 2007 - $41,456] of which $135,011 was directly related to the public offering in the year [Note 10[i]] $3,500 remains outstanding and is included in the balance of accrued and other liabilities as at December 31, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

As at December 31, 2009, four customers represent 77% [2008 - four customers represent 78%; 2007 – four customers represent 78%] of the trade receivables balance. For the year ended December 31, 2009, five customers represent 77% [2008 - four customers represent 64%; 2007 – three customers represent 47%] of total product sales. For the year ended December 31, 2009 three customers represent 100% [2008 - one customer represents 94%; 2007 - one customer represents 100%] of total service revenues.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in US dollars. Significant losses may occur due to significant balances of cash and cash equivalents held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange.

DISCLOSURE AND FINANCIAL REPORTING CONTROLS Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 1 3a- 15(e) under the United States Securities Exchange Act of 1934, as amended) for the Company. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2009 and have concluded that, as at December 31, 2009, the Company’s disclosure controls and procedures were effective.

Evaluation of Internal Control over Financial Reporting

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 1 3a- 15(f) under the United States Securities Exchange Act of 1934, as amended) for the Company. The Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon their assessment, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective. Ernst & Young LLP has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Financial results: The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company’s audited consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The Company has incurred significant losses to date and as at December 31, 2009 had an accumulated deficit of $90,700,310 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain additional financing and on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The audited consolidated financial statements for the years presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business; 2) Need to raise additional capital: The Company has incurred substantial operating losses and has an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. When necessary, the Company will pursue arrangements for additional capital, however there is no certainty, particularly during the current difficult financial markets, that funds will be available on acceptable terms, if at all. If additional funds are not obtained when needed, the Company would have to curtail or cease its operations resulting in a material adverse impact on its business and stakeholders; 3) Economic conditions: During the current economic downturn, there is greater risk that end-user customers of the Company’s product may be slower to make purchase commitments which may negatively impact sales of the Company’s new and existing products; 4) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 5) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers. In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications; 6) Alliances: The Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products. If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted. If the Company’s partners and distributors are unable to execute on their sales and marketing strategies, the Company’s product sales may be reduced or restricted; 7) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than us, with respect to patents in this area; 8) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 9) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate the competitive performance of its products. Particularly important to its future results of operations will be the Company’s together with its partner Roche’s success in developing the point-of-care NT-proBNP market; 10) New instrument: In April 2008, the Company received US FDA 510(k) clearance to market a new instrument, the RAMP® 200 now commercially available in the US. Certain features of the new instrument, including higher throughput over the existing instrument, are critical to adoption of the Company’s Flu A+B test marketed and sold by 3M and the RAMP NT-proBNP test marketed and sold by Roche along with RAMP® 200. There is no assurance that the design of the instrument will meet all the needs of the market place or that the new instrument can be routinely manufactured to specifications;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

11) Stock Exchange Listing: The common shares of the Company are listed on the Toronto Stock Exchange (“TSX”). Continued listing on the TSX requires, among other things, that the Company's financial condition and the trading value of its common shares meet the TSX requirements. 12) Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry. The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business; 13) Government regulation: For clinical testing applications the Company requires a number of regulatory clearances to market its products and obtaining these clearances can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances; 14) Third-party reimbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement. Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs; 15) Seasonality: The business and industry is affected by seasonality, including governmental budget cycles. The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses; 16) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002; Effective January 1, 2011, the Company is required to comply with International Financial Reporting Standards (‘IFRS”). While an initial assessment has been performed the impact on the Company’s consolidated financial statements is not completely known. Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and 17) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 20-F.